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Exhibit 99.4

Offer to exchange
9 1/2% Senior Subordinated Notes due 2013, which
have been registered under the Securities Act of 1933,
for outstanding
9 1/2% Senior Subordinated Notes due 2013
of
GenCorp Inc.

To our clients:

        Enclosed is a prospectus dated                       , 2003 of GenCorp Inc. ("GenCorp") and a letter of transmittal (which together constitute the "exchange offer") relating to the offer by GenCorp to exchange up to US$150,000,000 aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2013, pursuant to an offering registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 9 1/2% Senior Subordinated Notes due 2013, upon the terms and subject to the conditions set forth in the exchange offer.

        Please note that the offer will expire at 5:00 p.m., New York City time, on                       , 2003, unless extended.

        The exchange offer is not conditioned upon any minimum number of outstanding notes being tendered.

        We are the participants in the book-entry transfer facility of outstanding notes held by us for your account. A tender of such outstanding notes can be made only by us as the participant in the book-entry transfer facility and pursuant to your instructions. The letter of transmittal is furnished to you for your information only and cannot be used by you to tender outstanding notes held by us for your account.

        We request instructions as to whether you wish to tender any or all of the outstanding notes held by us for your account pursuant to the terms and conditions of the exchange offer. We also request that you confirm that we may on your behalf make the representations contained in the letter of transmittal that are to be made with respect to you as beneficial owner.

        Pursuant to the letter of transmittal, each holder of outstanding notes will represent to GenCorp that (i) any exchange notes received by it will be acquired in the ordinary course of its business, (ii) the holder has and, at the time of the consummation of the exchange offer, will have no arrangement or understanding with any person to participate in the distribution of the exchange notes in violation of the provisions of the Securities Act, (iii) the holder is not an affiliate of GenCorp or the Subsidiary Guarantors (as defined in the Registration Rights Agreement dated as of August 11, 2003 by and among GenCorp, the Subsidiary Guarantors named therein and the Initial Purchasers named therein) within the meaning of the Securities Act and is not acting on behalf of any persons who could not truthfully make the foregoing representations or, if it is an affiliate of GenCorp or the Subsidiary Guarantors, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, and (iv) if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes. If the holder is a broker-dealer, it represents that it will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of exchange notes; however, by so representing and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                    Very truly yours,

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  Exhibit 99.4